Sol Strategies Inc. Announces Upgrade to OTCQX Best Market

Enhancing Access for U.S. Investors

Toronto, Ontario--(Newsfile Corp. - January 21, 2025) - Sol Strategies Inc. (CSE: HODL) (OTCQX: CYFRF), a publicly traded Canadian company focused on investing in and building infrastructure for the Solana blockchain ecosystem, is pleased to announce that it has qualified to trade on the OTCQX® Best Market, upgrading from the Pink® market. Effective today, Sol Strategies will trade on OTCQX under the symbol "CYFRF".

This milestone marks a significant step in Sol Strategies' commitment to providing greater transparency and accessibility for U.S. investors. Trading on the OTCQX Market allows the company to leverage streamlined reporting standards from its home market, making it easier for U.S. investors to engage with the company while ensuring compliance with the highest standards of financial and corporate governance.

"Joining the OTCQX Best Market reflects our dedication to growth, transparency, and delivering value to our stakeholders," said Leah Wald, CEO of Sol Strategies. "This achievement broadens our reach in the U.S., strengthens our connection to investors, and reinforces our commitment to advancing the Solana ecosystem through innovative investments and infrastructure development."

About Sol Strategies

Sol Strategies is a publicly traded Canadian company actively investing in, supporting, and providing infrastructure for the Solana blockchain and ecosystem. The Company focuses on leveraging investment opportunities in staking rewards and Solana-based projects, enabling shareholders to indirectly participate in the decentralized finance landscape. Sol Strategies is headquartered in Toronto, Canada, and is publicly listed on the Canadian Securities Exchange under the ticker "HODL" and on the OTC market under the ticker "CYFRF".

To learn more about Sol Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's SEDAR+ profile at www.sedarplus.ca.

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward-looking statements and information. More particularly and without limitation, this news release contains forward-looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the completion of the Private Placement and its impact on the Company. There is no assurance that the Private Placement will close or that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

Sol Strategies is an independent organization in the Solana ecosystem. Sol Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with Sol Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by Sol Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.

Officer/Director Contact:

Doug Harris

Chief Financial Officer
doug@solstrategies.io
Tel: 416-480-2488
SOURCE: Sol Strategies
Media contact: sol@kcsa.com

SOURCE: Sol Strategies Inc.

To view the source version of this press release, please visit
https://www.newsfilecorp.com/release/237845